U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           NOTIFICATION OF LATE FILING

                                   FORM 12b-25

                Sec. File Number 0-9624 Cusip Number 460491 80 6

                                   [Check One]
     [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form -SAR

                      For the Period Ended: March 31, 2006

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form -SAR
              For the Transition Period Ended _____________________
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             Read Instructions (on back page) Before Preparing Form.
                              Please Print or Type
           Nothing in this form shall be constructed to imply that the
            Commission has verified any information contained herein
         If the notification relates to a portion of the filing checked above, identify the Item[s] to which the notification relates:
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PART I - REGISTRANT INFORMATION
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Full Name of Registrant        International Thoroughbred Breeders, Inc.
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Former Name If Applicable
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Address of Principal Executive Office (Street and Number)

                               1105 N. Market St., Suite 1300
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City, State and Zip Code

                               Wilmington, DE 19899
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PART II - RULES 12b-25[b] and [c]
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          If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12-b-25[b], the following should be completed.
                           [Check box if appropriate]

[X][a] The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expenses;

[X][b] The subject annual report,  semi-annual report, transition report on From
     10-K, Form 2-F, Form 11-K, Form -SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X][c] The accountant's statement or other exhibit required by Rule 12b-25[c] has been attached if applicable.

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PART III - NARRATIVE
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State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-k, 10-Q or -SAR or the transition report or portion thereof, could not be filed within the prescribed time period. {Attach Extra Sheet if Needed} SEE ATTACHED
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PART IV - OTHER INFORMATION
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     [1]  Name and  telephone  number  of person  to  contact  in regard to this notification

           Francis W. Murray                 302                427-7599
         --------------------------     ---------------       --------------
              [Name]                      [Area Code]        [Telephone No.]

     [2] Have all other periodic reports required under Section 13 or 15[d] of the Securities and Exchange Act of 1934 or Section 10 of the Investment Company Act of 1940 during the preceding 12 months [or for such shorter period that the registrant was required to file such reports] been filed? If answer is no, identify report [s]. [ X ] Yes [ ] No

     [3] It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X ] Yes [ ] No If so, attach an
          explanation   of  the   anticipated   change  both   narratively   and
          quantitatively,   and,  if  appropriate,   state  the  reasons  why  a
          reasonable    estimate    of   the    results    cannot    be    made.
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                    International Thoroughbred Breeders, Inc.
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has  caused  this  notification  to be signed on its  behalf by the  undersigned thereunto duly authorized.

Date   May 15, 2006          By/s/Francis W. Murray
                             ----------------------
                                President and CEO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative [other than an executive officer], evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

            Intentional misstatements or omissions of fact constitute
                 Federal Criminal Violation [See 18 U.S.C. 1001]
                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 [17CFR 240.12b-25] of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25, but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.


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                    International Thoroughbred Breeders, Inc.

                                   Form 12b-25

                    Form 10Q for Period Ended March 31, 2006


Part III - Narrative

     On February 1, 2006 the Company removed the Big Easy vessel from service and the Registrant is unable to complete the preparation of the Form 10-Q report on a timely basis due to additional and unusual operational and administrative work loads as a result of the removal of the vessel M/V Big Easy from service.

Part IV - Other Information

     The Registrant anticipates reporting a Net (Loss) in the range of $(2,600,000) to $(2,800,000) for the three months ending March 31, 2006 as compared to a Net Income of $649,117 for the comparative three month period of 2005.

     The Net (Loss) was primarily caused by 1) the operating loss of the Big Easy during the month of January 2005 and the continuing carrying costs after taking the vessel out of service ; 2) a decrease in revenues of the Palm Beach Princess of approximately $1 million or 10%, resulting in a decrease in Income before taxes of approximately $775,000, or 28%, as compared to last year; and 3) Interest expense on the approximately $30 million of debt due to our primary lender.

     During the quarter ended March 31, 2005 the Palm Beach Princess operation included 14 weeks of operations as compared to 13 weeks of operations for the three months ended March 31, 2006.

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